3-1-02

1066122

02024312



SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

# Form 6-K

# REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

**For the month of March 2002**

(Commission File No. 001-14495)

# TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

**Tele Nordeste Cellular Holding Company**
(Translation of registrant's name in English)



**Av. Conde da Boa Vista, 800 – 2nd Floor**
**Recife, Pernambuco**
**Federative Republic of Brazil**
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

# TELE NORDESTE CELULAR CALLS
# ANNUAL AND SPECIAL SHAREHOLDERS' MEETINGS

Recife, March 13, 2002, - Tele Nordeste Celular Participações S.A. (NYSE: TND, BOVESPA: TNEP3; TNEP4), the holding company controlling the operating companies serving Band A cellular telecommunications customers in the states of Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, under the brand name TIM, published a notice to call Annual and Special Shareholders' meetings on April 04, 2002. The document is as follows:

## CALL NOTICE

## ANNUAL SHAREHOLDERS' MEETING

The shareholders of Tele Nordeste Celular Participações S/A ("Company") are invited to the Annual Shareholders' Meeting, which will be held on April 04, 2002, on first notice at 05:00 p.m. at the Company's head offices in the City of Recife, State of Pernambuco, located at Av. Conde da Boa Vista, 800, 2° floor – Boa Vista, to decide on the following agenda: a) to examine, discuss and vote the financial statements for the fiscal year 2001; b) to decide on the allocation of the net income for the fiscal year, on the payment of interest on shareholders' equity and on the distribution of dividends; c) to elect the Audit Committee members; and d) to establish the Board Members' and Directors' global remuneration.

## SPECIAL SHAREHOLDERS' MEETING

Additionally, the shareholders are also invited to take part in the Special Shareholders' Meeting which will be held that same day, April 04, 2002, at 05:30 p.m., at the Company's head offices, to decide on: a) the proposal to increase the Company's capital, without issuing shares, under the terms of Law No. 6404/76, Article 199, in the amount of R$ 78,839,002.94 (seventy-eight million, eight hundred and thirty-nine thousand and two reais and ninety-four cents); b) the capital budget proposal under the terms of Law No. 6404/76, Article 196; c) the capitalization proposal in relation to the credit held by Bitel Participações S.A. against the company during 2001 resulting from the capitalization of tax benefits obtained by the operating companies Telepisa Celular S.A., Teleceará Celular S.A., Telern Celular S.A., Telpe Celular S.A. and Telasa Celular S.A., in their turn resulting from the goodwill amortization incorporated due to the Company's partial spin-off, as allowed by the

CVM [Brazilian Securities Exchange Commission] in their Instruction No. 319/99, Article 7, paragraph 1, and as provided in Clause 8 of the Protocol of the Company's Partial Spin-Off, and according to the following conditions: (i) total amount of the capital increase: R$23,550,639.15 (twenty-three million, five hundred and fifty thousand, six hundred and thirty-nine reais and fifteen cents); (ii) types of shares: common and preferred; (iii) price of the issue: to be defined according to the average closing quotes for the last 10 trading days, before the day the now called Shareholders' Meeting is held; (iv) right of first refusal: thirty days from the day the Notice to Shareholders' is published, in the proportion of the number of shares held on the day of the Shareholders' Meeting now called; (v) dividends: the shares issued will have the right to total dividends for the fiscal year 2002; and d) definition of the newspaper in which the corporate acts will be published, as provided in Law No. 6404/76, Article 289, paragraph 3.

Note: i) according to Article 15, Sole Paragraph of the Bylaws, the holders of book-entry shares or shares in custody who wish to attend the Shareholders' Meetings, must deposit at the Company's headquarters up to two (02) business days before the respective Meeting, in addition to their Identity Card and respective proxy/power of attorney, if applicable, evidence/statement issued by the depositary financial institution/trustee; ii) the documents related to the Shareholders' Meeting will be available to the shareholders at the Company's head offices, as of March 25, 2002.

Recife, March 13, 2002

**Elis Bontempelli**
**Chairman of the Board**

**For further information, please contact:**


Walmir Urbano Kesseli
(55-81) 3216-2592
Fabíola Almeida
(55-81) 3216-2594
fabiola.almeida@timnordeste.com.br
Polyana Maciel
(55-81) 3216.2593
polyana.maciel@timnordeste.com.br
Leonardo Wanderley
(55-81) 3216.2813
leonardo.Wanderley@timnordeste.com.br
Homepage: www.timnordeste.com.br

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**TELE NORDESTE CELULLAR PARTICIPAÇÕES S.A.**

Date: March 14, 2001

By ______________________________

Name: Walmir Urbano Kesseli
Title: Chief Financial Officer